Contact

www.linkedin.com/in/jeff-
lichtenstein-02bb546 (LinkedIn)

Top Skills

Sourcing
Sales Management
Product Development

Honors-Awards

Family Business of the Year
Business of the Year
Business of the Year
CEO of the Year

Jeff Lichtenstein

CEO, Investor, Farmer, Father, Founder, Husband, WSI, Global
Peace Ambassador. Super passionate about helping make the world
a better place, organically!
Brooklyn, New York, United States

Summary

Our Mission is to continually raise the bar of the food and beverage
landscape for the betterment of mother earth. We are cornerstone
designers/developers for socially responsible companies that we
help scale into mutualistic organizations. Our greatest goal is to help
better the health, happiness and success of all of our stakeholders
and the good people of our communities.

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Experience

Next In Natural
Chief Executive Officer
September 2017 - Present (6 years 3 months)
Brooklyn, New York, United States

The future of CPG food and beverage is here:

Next In Natural is a Brooklyn born, Boutique Strategic Operating, Business
Development & Marketing Organization. Utilizing over 100 years of collective
emerging brand CPG engineering and scaling experience. Our passion has
always been supporting organic and regenerative farming and partnering with
mission driven, sustainability focused new companies to create successful
organizations and building successful organizations into category leaders.

Our Mission is to create long range symbiotic relationships with our associates,
farmers, retailers, distributors, consumers, investors and planet. Our greatest
goal is the health, happiness and success of all of our stakeholders parallel to
following the Golden Rule to help make the world a better place, organically!

Lavva
Chief Executive Officer
June 2022 - Present (1 year 6 months)
Brooklyn, New York, United States

The future of premium dairy, non-dairy is here! Lavva is a transformative creation of functional plant-based super-foods packed with 50 billion probiotics. Our mission is to improve gut-health which is corelated to the gut-brain axis for overall health in a delicious delivery platform.

Sky Top Organics
Chief Farmers Advocate
January 2002 - Present (21 years 11 months)
Lancaster, Pennsylvania, United States

The Future of Farming will be derived from the past: Sky Top Organics mission is to help Amish family farmers ensure they have a bright future farming the same way they have on the same land they've farmed since 1717. Our farms practice regenerative, biodynamic, organic farming with the lowest carbon footprint due to Amish laws limiting the use of electricity and motor vehicles.

Organic Nuna
Chief Earth Officer
September 2017 - Present (6 years 3 months)
United States

Organic Nuna is the first 100% Organic, Always and Only all deli company in the USA, as we believe the true and only definition of "natural" is organic.

Organic Nuna's mission is to be your trusted source for the highest quality, great tasting 100% Organic, Always and Only Deli that is better for you, your family and our entire ecosystem.

At the heart of our core values is our reverence for Mother Earth and all the good people that call her home. We are 100% committed to organic sustainable farming practices which are optimal for the land, environment, animals and entire food chain.

We give back to Native American Communities to support sustainable farming and farmers markets to create a better environment and food choices for our forebearers of the land.

UNFI
Co-Founder UNFI Next
August 2016 - August 2017 (1 year 1 month)
United States

UNFI Next is a division of United Natural Foods that we created to curate and incubate emerging brands. The Next team brings them into distribution and supports their growth at retail.

It's the next big thing — new breakthroughs and brand introductions

Gourmet Guru Inc
Chief Executive Guru
September 1996 - August 2017 (21 years)
United States

New York City's first retail focused all-natural and organic Food Incubator, Consultancy and Distributor servicing Maryland to Maine with a national strategic partnership network.

What did small start ups like Honest Tea, Fage, Applegate Farms, Chobani, Blueprint, Dancing Deer, Organic Nuna, Hu, Beyond Meat and many other future iconic brands have in common?

Gourmet Guru's award winning team found 1st, consulted and/or were distributed them at their inception to help develop and/or further their Go-to-market, Business Plans &/or distribution Strategies. Along the way we also helped the reengineering of brands that were in market but needed our reengineering and scaling help such as Tate's and Organic Valley.

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Education

University at Albany, SUNY
Bachelor of Arts (B.A.), History

Harvard University
Inner City 100 Skill Training

University of Miami
Business Administration and Management, General

Jericho Senior High School